Issuer Free Writing Prospectus
filed pursuant to Rule 433
Dated August 1, 2017
Registration Statement No. 333-206500-01
Relating to
Preliminary Prospectus Supplement Dated August 1, 2017 and
Prospectus dated July 31, 2017

$750,000,000 5.950% NOTES DUE 2024

Issuer:	Washington Prime Group, L.P.
Legal Format:	SEC Registered
Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)
Size:	$750,000,000
Maturity Date:	August 15, 2024
Coupon (Interest Rate):	5.950% per annum
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2018
Benchmark Treasury:	2.125% due July 31, 2024
Benchmark Treasury Price and Yield:	100-11; 2.072%
Spread to Benchmark Treasury:	415 basis points
Yield to Maturity:	6.222%
Initial Price to Public:	98.467% plus accrued interest from August 4, 2017 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to June 15, 2024 based on U.S. Treasury plus 50 basis points or at par on or after June 15, 2024
Settlement Date:	T+3; August 4, 2017
CUSIP / ISIN:	939648 AE1 / US939648AE19
Interest Rate Adjustment:

The interest rate payable on the Notes will be increased by 0.50%, or 50 basis points, if, at any time, at least two of Moody’s, S&P and Fitch (or, in each case, a substitute rating agency therefor) downgrades the credit rating assigned to the Notes below “investment grade”; it being understood that any increase in the interest rate payable on the Notes shall apply for the balance of the term of the Notes irrespective of any subsequent upgrades in the credit ratings assigned to the Notes.

Certain Covenants:

Under the indenture, the issuer has agreed, among other things, to restrictions on incurring Indebtedness and using its assets as security in other transactions and certain other restrictions.

The issuer will not, and will not permit any Subsidiary to, incur any Indebtedness if as a result of such incurrence the aggregate principal amount of all of their outstanding Indebtedness on a consolidated basis:

• would be greater than 60% of Total Assets or

• with respect to Indebtedness secured by an Encumbrance on its property or that of any subsidiary, would be greater than 40% of Total Assets.

The issuer will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated EBITDA to the Annual Service Charge for the four consecutive fiscal quarters ended on the most recent reporting date would have been less than 1.50 to 1.00, on a pro forma basis, after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, calculated subject to certain assumptions.

The issuer and its Subsidiaries will at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of their consolidated Unsecured Indebtedness.

For purposes of determining “Stabilized Property Value” in connection with the covenants, the “Capitalization Rate” for enclosed retail properties and other real properties (excluding Community Center Properties) shall be 8.0% and for Community Center Properties shall be 7.0%.

Additional Notes:

The issuer may, from time to time, without notice to or the consent of the holders of the Notes, create and issue additional debt securities having the same terms as the Notes in all respects, except for the issue date and, under certain circumstances, the issue price, the date from which interest begins to accrue and the first payment of interest thereon, provided that any additional debt securities must be fungible with the previously outstanding Notes for U.S. federal income tax purposes; provided, however, that no such additional issuance may occur prior to the date that is six months subsequent to the Settlement Date.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman Sachs & Co. LLC Jefferies LLC U.S. Bancorp Investments, Inc.
Senior Co-Managers:	Capital One Securities, Inc. KeyBanc Capital Markets Inc. SunTrust Robinson Humphrey, Inc.
Co-Managers:

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Regions Securities LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

The Huntington Investment Company

Pro Forma Ratio of Earnings to Fixed Charges:

As adjusted to give effect to the offer and sale of the Notes offered hereby and the use of the net proceeds to repay certain of the issuer’s outstanding indebtedness, as described in “Use of Proceeds” in the Preliminary Prospectus Supplement, and assuming the offering had been completed on (i) January 1, 2017, the ratio of earnings to fixed charges would have been 3.15x for the six months ended June 30, 2017 and (ii) January 1, 2016, the ratio of earnings to fixed charges would have been 1.30x for the year ended December 31, 2016. The pro forma ratio of earnings to fixed charges does not necessarily represent what the actual ratio of earnings to fixed charges would have been had those transactions occurred on the date assumed.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you make a decision to invest, you should read the applicable prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Jefferies LLC at 1-877-877-0696 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.